EXHIBIT 99.1

Press Release	Source: Seabridge Gold Inc.

Higher Grade Mineralization Encountered at Seabridge Gold’s Mitchell Zone

Thursday November 20, 8:30 am ET

TORONTO, CANADA – (MARKET WIRE) – Nov 20, 2008 – Seabridge Gold (Toronto:SEA.TO – News)(NYSE-A: SA) announced today that its 2008 drill program has found further evidence of a higher-grade body within the Mitchell Zone at its 100% owned KSM project. Drill hole M-08-86 intersected a 106 meter wide breccia zone with copper values six times higher than the average grade of the Mitchell resource model. The remaining 700 meters of the hole yielded above average grades including 155 meters grading 1.08 grams of gold and 0.30% copper.

Drill Hole M-08-86 Assay Results
Depth (m)	From (m)	To (m)	Length (m)	Gold (gpt)	Copper (%)

810.0	4.7	810.0	805.3	0.56	0.34
Incl.	200.0	306.0	106.0	0.21	1.22
	345.0	500.0	155.0	1.08	0.30
	752.0	796.0	44.0	0.86	0.29

Drill hole M-08-86 was drilled at 10 degrees azimuth, minus 80 degrees dip to a final depth of 810.0 meters in the central part of the Mitchell Zone. The objective of this drill hole was to test the down dip extension of the Mitchell zone to the northwest (see http://media3.marketwire.com/docs/sea1120.pdf). The entire hole intersected strong gold-copper mineralization with a 106 meter interval averaging 1.22% copper. Detailed inspection of this interval revealed a highly silicic hydrothermally- brecciated intrusion with coarse, silicic clasts in a sericite matrix. Within the breccia matrix this zone contains 5-10% anhydrite, 0.2 -2% bornite and molybdenite along with ubiquitous chalcopyrite and pyrite. The intersections reported above are believed to be true widths of the Mitchell Zone. The dimensions and orientation of the breccias are not known at this time.

Two hundred meters to the west of M-08-86, drill hole M-08-67 (see news release dated September 29, 2008) is believed to have intersected the same breccia feature from 400 to 500 meters where assay results averaged 0.44 grams per tonne gold and 0.56% copper. Initial interpretation is a moderately dipping pipe-like breccia feature plunging northwest. The full extent of this feature is not known but given its textural, mineralogical and grade characteristics, it is likely to have a positive impact on grades and project economics.

The balance of the remaining 2008 KSM drill results are expected over the next several weeks.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world’s largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news releases dated January 10, 2008 and February 20, 2008 for details).

KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cut-off Grade

	Indicated Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)

Mitchell	734,163	0.69	0.18	16,287	2,913
Kerr	206,272	0.25	0.45	1,651	2,037
Sulphurets	74,655	0.75	0.24	1,798	388
Total	1,015,090	0.61	0.24	19,736	5,338

	Inferred Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)

Mitchell	667,421	0.62	0.15	13,304	2,206
Kerr	51,387	0.21	0.45	352	506
Sulphurets	33,636	0.62	0.20	675	147
Total	752,444	0.59	0.18	14,331	2,859

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2008 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation’s principal assets are the KSM property in British Columbia, one of the world’s largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of the Corporation’s mineral resources by project and resource category please visit the Corporation’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

For Seabridge Gold investor relations needs, investors can visit the Seabridge Gold IR Hub at http://www.agoracom.com/ir/seabridge where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to sea@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

Contact:
Contacts: Seabridge Gold Inc. Rudi P. Fronk President and C.E.O. (416) 367-9292 (416) 367-2711 (FAX) Email: info@seabridgegold.net Website: http://www.seabridgegold.net